

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

David Obstler
Chief Financial Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

> **Re: Datadog, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-39051**

Dear Mr. Obstler:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 38

1.   We note that your results of operations are impacted, in part, by your ability to retain and grow your existing customers. Please tell us what measures are used to evaluate the success of your land-and-expand business model and what consideration you have given to including a quantified discussion of such metrics for each period presented. In this regard, we note you previously provided a dollar-based net retention rate. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Refer also to SEC Release 33-10751.

2.   Please expand your disclosure to explain how management uses the measure of the number of customers with ARR greater than $100,000 to analyze the business and why disclosing this information is useful to investors. Also, to add further context to such measure, please disclose the percentage of ARR generated from this subset of customer for each period presented.

Results of Operations, page 42

3.   You state that revenue was primarily due to growth from existing customers with the remaining attributable to new customers. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each identified factor and remove any vague terms such as "primarily" in favor of specific quantification. Refer Section III.D of Release No. 33-6835.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology